EXHIBIT 99.1

TSX-V: MCLD NASDAQ: MCLD

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Financial Position
Unaudited - Expressed in Canadian Dollars

	Notes	September 30, 2022	December 31, 2021
ASSETS			Recast (Note 2)
Current assets
Cash and cash equivalents		$1,712,978	$4,588,057
Trade and other receivables	5	2,877,363	14,566,975
Current portion of prepaid expenses and other assets		2,497,798	2,355,350
Current portion of long-term receivables	5	201,331	397,060
Total current assets		$7,289,470	$21,907,442
Non-current assets
Prepaid expenses and other assets		$156,350	$622,577
Long-term receivables	5	6,171	343,371
Right-of-use assets	6	4,741,194	916,028
Property and equipment		743,586	649,403
Intangible assets		11,397,381	20,585,833
Goodwill	7	27,274,668	27,081,795
Total non-current assets		$44,319,350	$50,199,007
Total assets		$51,608,820	$72,106,449
LIABILITIES
Current liabilities
Bank indebtedness	10	$3,393,082	$3,460,109
Trade payables and accrued liabilities	8	13,006,686	12,421,309
Deferred revenue	4	1,989,830	2,811,408
Current portion of loans and borrowings	9	6,325,780	12,447,939
Current portion of convertible debentures	11	23,457,500	22,185,170
Warrant liabilities	12	840,518	8,880,038
Current portion of lease liabilities	6	542,836	410,674
Business acquisition payable		1,093,021	1,398,972
Total current liabilities		$50,649,253	$64,015,619
Non-current liabilities
Convertible debentures		$89,315	$110,540
Lease liabilities	6	6,940,728	634,798
Loans and borrowings	9	20,556,562	767,662
Deferred income tax liabilities		441,845	2,291,057
Total liabilities		$78,677,703	$67,819,676
EQUITY (DEFICIT)
Share capital	13	118,370,996	118,195,363
Contributed surplus		11,852,727	11,040,751
Accumulative other comprehensive income		(2,256,567)	1,227,269
Deficit		(155,036,039)	(128,671,898)
Total shareholders’ equity (deficit)		$(27,068,883)	$1,791,485
Non-controlling interest	15	—	2,495,288
Total equity (deficit)		$(27,068,883)	$4,286,773
Total liabilities and equity		$51,608,820	$72,106,449
Going concern (Note 2); Events after the reporting period (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on November 14, 2022

“Russ McMeekin”            “Michael Allman”
Director                           Director

1 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian dollars except number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
			Recast (Note 2)		Recast (Note 2)
Revenue	4	$2,906,100	$7,434,319	$9,604,729	$21,426,348
Cost of sales		(1,474,602)	(2,857,388)	(5,340,400)	(8,176,902)
Gross profit		$1,431,498	$4,576,931	$4,264,329	$13,249,446
Expenses
Salaries, wages and benefits	8	$5,859,812	$4,879,745	$16,233,396	16,083,410
Sales and marketing		1,029,940	464,319	2,932,155	977,372
Research and development		338,219	613,313	1,438,503	2,074,192
General and administration		1,862,492	1,457,973	6,479,948	4,351,402
Professional and consulting fees		1,937,034	2,409,557	8,673,423	6,639,590
Share-based compensation	14	485,032	448,268	929,493	1,184,187
Depreciation and amortization		2,880,646	2,815,299	6,650,274	6,779,270
Impairment of right-of-use assets	6	2,127,742	—	2,127,742	—
Total expenses		$16,520,917	$13,088,474	$45,464,934	$38,089,423
Operating loss		$15,089,419	$8,511,543	$41,200,605	$24,839,977
Other expenses (income)
Finance costs	17(a)	$1,601,138	$1,712,435	$5,689,768	$5,894,948
Foreign exchange (gain) loss		(1,335,572)	(757,580)	(1,829,115)	(225,797)
Business acquisition costs and other expenses		—	(13,144)	—	322,876
Fair value (gain) loss on derivatives	17(b)	(2,364,057)	8,663,819	(7,395,656)	9,114,862
Other income	17(c)	(3,670,310)	(2,406,534)	(4,332,602)	(5,471,842)
Loss before tax		$9,320,618	$15,710,539	$33,333,000	$34,475,024
Current tax expense		41,772	382,179	146,454	861,538
Deferred tax recovery		(390,502)	(476,413)	(1,872,736)	(968,237)
Net loss for the period		$8,971,888	$15,616,305	$31,606,718	$34,368,325
Other comprehensive (income) loss
Foreign subsidiary translation differences		2,509,754	972,174	3,391,823	62,848
Comprehensive loss for the period		$11,481,642	$16,588,479	$34,998,541	$34,431,173

Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$8,534,909	$15,466,293	$26,364,141	$34,667,330
Non-controlling interest	436,979	150,012	5,242,577	(299,005)
	$8,971,888	$15,616,305	$31,606,718	$34,368,325
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$11,083,287	$16,385,693	$29,847,977	$34,898,949
Non-controlling interest	398,355	202,786	5,150,564	(467,776)
	$11,481,642	$16,588,479	$34,998,541	$34,431,173

Loss per share attributable to mCloud shareholders – basic and diluted	$0.53	$1.22	$1.63	$3.15
Weighted average number of common shares outstanding - basic and diluted	16,156,979	12,656,597	16,153,145	11,001,956
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Changes in Equity (Deficit)
For the Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Shareholders’ Equity (Deficit)	Non-controlling Interest	Total Equity (Deficit)
Balance, December 31, 2021 - Recast (Note 2)		16,138,069	$118,195,363	$11,040,751	$1,227,269	$(128,671,898)	$1,791,485	$2,495,288	$4,286,773
Share-based payments	14	—	—	929,493	—	—	929,493	—	929,493
RSUs exercised	14(b)	22,696	175,633	(175,633)	—	—	—	—	—
RSUs cancelled	14(b)			(136,950)			(136,950)		(136,950)
Warrants issued in financing	13(b)	—	—	195,066	—	—	195,066	—	195,066
Elimination of non-controlling interest on loss of control of subsidiary	15	—	—	—	—	—	—	2,655,276	2,655,276
Net loss for the period		—	—	—	—	(26,364,141)	(26,364,141)	(5,242,577)	(31,606,718)
Other comprehensive (loss) income for the period		—	—	—	(3,483,836)	—	(3,483,836)	92,013	(3,391,823)
Balance, September 30, 2022		16,160,765	$118,370,996	$11,852,727	$(2,256,567)	$(155,036,039)	$(27,068,883)	$—	$(27,068,883)

Balance, December 31, 2020 - Recast (Note 2)		9,168,416	$83,120,611	$8,518,476	$1,435,384	$(83,909,198)	$9,165,273	$2,293,246	$11,458,519
Share-based payments		—	—	1,184,187	—	—	1,184,187	—	1,184,187
RSUs exercised		71,190	337,104	(423,277)	—	—	(86,173)	—	(86,173)
Broker warrants issued		—	—	294,894	—	—	294,894	—	294,894
Shares issued in public offering, net of costs		2,300,000	12,395,918	—	—	—	12,395,918	—	12,395,918
Investor warrants issued, net of costs		—	—	619,796	—	—	619,796	—	619,796
Shares issued in non-brokered private placement		75,676	420,000	—	—	—	420,000	—	420,000
Convertible debenture conversion and interest, net		2,107,787	14,436,728	—	—	—	14,436,728	—	14,436,728
Net (loss) income for the period		—	—	—	—	(34,667,330)	(34,667,330)	299,005	(34,368,325)
Other comprehensive income for the period		—	—	—	(231,619)	—	(231,619)	168,771	(62,848)
Balance, September 30, 2021 - Recast (Note 2)		13,723,069	$110,710,361	$10,194,076	$1,203,765	$(118,576,528)	$3,531,674	$2,761,022	$6,292,696
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended September 30,
	Notes	2022	2021
Operating activities			Recast (Note 2)
Net loss for the period		$(31,606,718)	$(34,368,325)
Items not affecting cash:
Depreciation and amortization		6,650,274	6,779,270
Share-based compensation	14	929,493	1,184,187
Finance costs	17(a)	5,689,768	5,894,948
Fair value (gain) loss on derivatives	17(b)	(7,395,656)	9,114,862
Fair value adjustment to royalty receivable	15, 17(c)	(3,394,455)	—
Loss on deconsolidation of subsidiary	15, 17(c)	210,488	—
Other income		(374,866)	(1,663,605)
Provision for expected credit loss		(69,698)	—
Unrealized foreign currency exchange (gain) loss		170,312	(384,700)
Impairment of right-of-use assets	6	2,127,742	—
Current tax expense		146,454	861,538
Deferred income tax recovery		(1,872,736)	(968,237)
Increase (decrease) in working capital	18(a)	8,245,814	(2,348,571)
Interest paid		(3,028,689)	(2,439,985)
Net cash used in operating activities		$(23,572,473)	$(18,338,618)

Investing activities
Acquisition of property and equipment		$(582,359)	$(625,202)
Extinguishment of Amended Royalty Agreement with Agnity	15	7,277,143	—
Expenditure on intangible assets		—	(438,060)
Net cash outflow from deconsolidation of subsidiary	15	(37,642)	—
Net cash provided by (used in) investing activities		$6,657,142	$(1,063,262)

Financing activities
Payment of lease liabilities		$(401,218)	$(887,304)
Repayment of loans		(10,446,351)	(7,765,764)
Proceeds from loans and bank indebtedness, net of transaction costs		26,038,316	10,464,794
Repayments of bank indebtedness		(1,144,365)	(952,955)
Proceeds from issuance of shares, net of issuance costs		—	12,815,918
Proceeds from issuance of convertible debentures, net of costs		—	5,424,660
Proceeds from exercise of warrants, net		—	619,796
Net cash provided by financing activities		$14,046,382	$19,632,972

Net (decrease) increase in cash and cash equivalents		$(2,868,949)	$231,092
Effect of exchange rate fluctuations on cash held		(6,130)	(16,348)
Cash and cash equivalents, beginning of period		4,588,057	1,110,889
Cash and cash equivalents, end of period		$1,712,978	$1,325,633
Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 1 – NATURE OF OPERATIONS
mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of AssetCareTM, a suite of proprietary technology solutions. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote monitoring.

The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8.

The Company’s common shares trade on the TSX.V trading in Canadian dollars under the symbol MCLD, on the Nasdaq Stock Market LLC (“NASDAQ”) in U.S. dollars under the symbol MCLD, and on the OTCQB Venture Market under the symbol MCLDF.

NOTE 2 – BASIS OF ACCOUNTING

Basis of preparation
These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries, and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the 2021 Annual Financial Statements.

The Company’s presentation currency is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. Certain disclosures include the use of U.S. Dollars (“USD” or “US$”) in describing certain financing transactions. These condensed consolidated interim financial statements have been prepared on a going-concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. During the quarter, the Company lost control of a subsidiary (Note 15). There were no other changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2021.

Total revenues recognized in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021, have been corrected between the four quarters ended March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. The adjustment to the previously reported amounts for the three months ended September 30, 2021 resulted in an increase in revenue of $98,411, and a corresponding decrease to net loss and net loss attributable to mCloud shareholders, while for the nine months ended September 30, 2021, it resulted in a decrease to revenue of $1,498,723, and a corresponding increase to net loss and net loss attributable to mCloud shareholders. During the three and nine months ended September 30, 2021, basic and diluted net loss per share decreased to a net loss of $1.22 per share from $1.23 per share and increased to a net loss of $3.15 per share from $3.01 per share, respectively.

The Company has corrected net income (loss) and other comprehensive income (loss) attributable to mCloud shareholders and non-controlling interest for the years ended December 31, 2019, 2020 and 2021. This resulted in a reclassification between non-controlling interest, accumulated other comprehensive income, and accumulated deficit in the condensed consolidated statements of financial position at December 31, 2020, September 30, 2021 and December 31, 2021. At December 31, 2020, on the condensed consolidated statement of financial position, accumulated other comprehensive income decreased by $234,212, deficit decreased by $1,777,168, and non-controlling interest decreased by $1,542,956. At September 30, 2021, on the condensed consolidated statement of changes in equity, accumulated other comprehensive income decreased by $102,247, and non-controlling interest increased by $102,247. At December 31, 2021, on the condensed consolidated statement of financial position, accumulated other comprehensive income decreased by $344,729, deficit decreased by $1,344,175, and non-controlling interest decreased by $999,446 taking into consideration the cumulative impacts of prior period adjustments.

5 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 2 – BASIS OF ACCOUNTING (continued)

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on November 14, 2022.
Going Concern
During the nine months ended September 30, 2022, the Company generated a net loss of $31,606,718 and negative cash flows from operating activities of $23,572,473. At September 30, 2022, the Company had a working capital deficiency of $43,359,783. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency. The most significant expected cash outflows included in current liabilities at September 30, 2022 include the 2019 Convertible Debentures of $23,457,500, which was due June 30, 2022 (Note 11); loans and borrowings of $8,468,535 including principal and interest payments, of which $6,307,392 is due November 30, 2022; payment of trade and other payables of $13,006,686; and payments associated with leases of approximately $1,663,742.

Based on the Company’s liquidity position at the date of authorization of these condensed consolidated interim financial statements, management estimates that it will need additional financing to meet its financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of September 30, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of the reporting period. Management has considered the following in its assessment that the going concern assumption remains appropriate:
•the plan for the repayment of the 2019 Convertible Debentures;
•the repayment of the term loan in full on or before November 30, 2022 (Note 9);
•the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid (Note 10);
•the required cash principal and interest payments on indebtedness;
•the likelihood of payments required under contingent consideration arrangements; and
•future debt and equity raises, including activities as described in Note 19 and the Company’s planned financing as set out in Amendment No. 8 to Form F-1 Registration Statement, filed on November 7, 2022.
These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. These condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

6 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the condensed consolidated interim financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, in preparing these condensed consolidated interim financial statements.
Discontinued Operations
Judgement is required when determining if the loss of control of a subsidiary of the Company represents a discontinued operation as defined under IFRS 5. This requires the assessment of, amongst other factors, whether the subsidiary represents a separate major line of business or geographic area. Management determined that Agnity Global Inc. ("Agnity") is not a separate line of business and considering the Company's other business activities in the United States, does not constitute a geographic area of operations. The loss of control of Agnity is therefore not considered a discontinued operation in these condensed consolidated interim financial statements (Note 15).
Impairment of non-financial assets
Management made assumptions to determine the recoverable amount of certain right-of-use assets, including the timing and amount of cash flows recoverable through sublease, sublease periods and discount rates used, as described in Note 6.

NOTE 4 - REVENUE

All of the Company’s revenue is derived from contracts with customers. In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
AssetCare Initialization [1,5]	$54,743	$259,013	$498,213	$1,077,577
AssetCare Solutions [2,5]	2,688,087	7,060,883	11,372,289	19,575,341
Engineering Services [3,5]	163,270	114,423	305,903	773,430
Contract modification revenue reversal[4,5]	—	—	(2,571,676)	—
	$2,906,100	$7,434,319	$9,604,729	$21,426,348
1     Revenues from initial implementation and activation of AssetCare projects, including the sale of hardware.
2    Revenues include sales of subscriptions to AssetCare, other subscriptions, post contract support and maintenance, perpetual software licenses, and installation and engineering services.
3    Revenues includes consulting, implementation and integration services entered into on a time and materials basis or fixed fee basis without the use of AssetCare.
4    During the nine months ended September 30, 2022, the Company cancelled a multi-year customer contract for which services had been performed in prior periods, resulting in a contract modification. As a result, revenue from AssetCare Initialization of $2,037,014 and AssetCare Solutions of $534,662 which were recorded in prior periods was reversed during the nine months ended September 30, 2022.
5    Revenues from Agnity: For the three months ended September 30, 2022, revenue from Agnity consisted of $4,789 for AssetCare Initialization, $403,477 for AssetCare Solutions, and $nil for Engineering Services. For the nine months ended September 30, 2022, revenue from Agnity consisted of $13,360 for AssetCare Initialization, $4,408,905 for AssetCare Solutions, and $2,571,676 for Contract modification revenue reversal.

7 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 4 - REVENUE (continued)

	Three months ended September 30,		Nine months ended September 30,
Revenue recognized	2022	2021	2022	2021
Over time [1,2]	$2,906,100	$7,175,306	$10,551,763	$18,877,157
At a point in time upon completion [1,2]	—	259,013	(947,034)	2,549,191
	$2,906,100	$7,434,319	$9,604,729	$21,426,348
1     See table above and related footnote 4. The nine months ended September 30, 2022 reflects the reversal of $534,662 of revenue recognized over time and $2,037,014 of revenue recognized at point in time upon completion.
2    Revenues from Agnity: For the three months ended September 30, 2022, revenue from Agnity consisted of $403,477 for Over time and $4,789 for At a point in time upon completion. For the nine months ended September 30, 2022, revenue from Agnity consisted of $2,879,772 for Over time and $1,029,183 in net revenue reversal for At a point in time upon completion.
The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Canada [1]	$1,793,547	$3,908,593	$3,064,814	$11,760,782
Americas	435,958	1,813,304	3,603,887	4,484,977
Asia Pacific	410,432	1,562,398	2,116,289	4,860,571
Other	266,163	150,024	819,739	320,018
Total revenue	$2,906,100	$7,434,319	$9,604,729	$21,426,348
1     Includes impact of previously recognized revenue for contract modification as explained in tables above.
Significant changes in unbilled revenue and deferred revenue balances are as follows:

	Unbilled revenue	Deferred revenue
Balance at December 31, 2021	$756,042	2,811,408
Additions	4,246,675	6,487,315
Less: transferred to trade and other receivables	(3,994,071)	—
Less: recognized in revenue	—	(4,900,537)
Deconsolidation of subsidiary	—	(2,474,114)
Effect of movements in exchange rates	(90,657)	65,758
Balance at September 30, 2022	$917,989	$1,989,830

NOTE 5 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	September 30, 2022	December 31, 2021
Trade receivables from contracts with customers	$2,239,790	$14,204,320
Unbilled revenue (Note 4)	917,989	756,042
Indirect taxes receivable	175,603	148,200
Income taxes receivable	60,530	2,217
Other receivables	598,213	919,954
Contract asset	25,118	86,777
Loss allowance	(1,139,880)	(1,550,535)
Total trade and other receivables - current [1]	$2,877,363	$14,566,975
1    See Note 15 for the impact of the deconsolidation of a subsidiary.

8 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 5 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES (continued)
Long-term receivables
Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over a period of time, ranging from one to three years, for performance obligations delivered upfront. For contracts where all performance obligations were completed except for monthly post contract and support maintenance, amounts due are included in trade receivables from contracts with customers.

	September 30, 2022	December 31, 2021
Current portion of long-term receivables [1]	$201,331	$397,060
Non-current portion of long-term receivables [2]	6,171	343,371
Total long-term receivables	$207,502	$740,431
1    Net of expected credit loss allowance of $97,407 at September 30, 2022 (December 31, 2021 - $95,064).
2    Net of expected credit loss allowance of $61,619 at September 30, 2022 (December 31, 2021 - $61,619).

NOTE 6 - LEASES

In October 2021, the Company executed a 12-year lease for office space in Calgary, Alberta. Basic rent and estimated common area expense payments commence in December 2022. Effective January 2022, the Company recognized a right-of-use asset associated with this office space of $6,322,509 and a related lease liability of $6,221,749.

In September 2022, the Company undertook a review of its office space requirements and determined that it no longer had a business need for certain leased office space in Calgary and Edmonton, Alberta. As part of the review, the Company determined that an indicator of impairment existed with respect to the associated right-of-use assets. The Company determined that the amount expected to be received through sublease of the properties represented the best estimate of the recoverable amount of the assets. For the Calgary and Edmonton leases, the recoverable amount was estimated to be $4,178,473 and $nil, respectively, which resulted in an impairment charge of $2,127,742 being recognized as an impairment of right-of-use assets for the period ended September 30, 2022. The fair value less costs of disposal (“FVLCD”) used as the recoverable amount was based on expected sub-lease proceeds of $7,476,902, and is classified as a Level 3 fair value measurement. The present value of these cash flows was determined using a discount rate of 8%.

The carrying value of all right-of-use assets at September 30, 2022 was $4,741,194 (December 31, 2021 - $916,028). Total lease liabilities were $7,483,564 at September 30, 2022 (December 31, 2021 - $1,045,472). The change in undiscounted contractual cash flows associated with new premise leases are described in Note 16(c).

NOTE 7 - GOODWILL

Goodwill is tested for impairment on an annual basis, and more frequently when there are indicators the carrying amount may be impaired. At September 30, 2022, the Company had one cash-generating unit (“CGU”), mCloud Technologies Corp. (December 31, 2021 - two CGUs). The carrying amount of goodwill is as follows:

	September 30, 2022	December 31, 2021
Opening balance	$27,081,795	$27,086,727
Effect of movements in exchange rates	192,873	(4,932)
Total goodwill	$27,274,668	$27,081,795

9 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 7 - GOODWILL (continued)

As discussed in Note 2, the Company has incurred a net loss and negative cash flow from operations during the nine months ended September 30, 2022. Furthermore, it is in default on the 2019 Convertible Debentures, which matured on June 30, 2022. The Company concluded that indicators of impairment exist at September 30, 2022 and completed an impairment test to determine if the mCloud CGU’s recoverable amount exceeded its carrying value. The recoverable amount of the mCloud CGU was determined using FVLCD with reference to the market capitalization of the Company, is classified as a Level 3 fair value measurement. The impairment test of the mCloud CGU at September 30, 2022 concluded that the recoverable amount exceeded the carrying amount of the CGU, including goodwill, and as such no goodwill impairment existed. At September 30, 2022, the enterprise value implied by market capitalization of the Company was $115,700,000 compared to a net asset carrying value of $29,750,000. Assuming all other variables remain constant, a decrease of $1.00 in the Company’s share price would not result in an impairment to the CGU.

NOTE 8 - TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2022	December 31, 2021
Trade payables	$5,559,061	$5,591,316
Accrued liabilities [1]	5,141,981	5,398,389
Interest payable	832,829	233,854
Mastercard facility	379,260	296,669
Due to related parties	34,388	265,074
Income taxes payable	440,451	266,753
Indirect taxes payable	359,560	150,577
Other	259,156	218,677
Total trade payables and accrued liabilities [2]	$13,006,686	$12,421,309
1    During the three and nine months ended September 30, 2022, the Company recorded a severance accrual of $1,008,848 to Salaries, wages and benefits as a result of its decision to exit the Technical Project Services (“TPS”) business. TPS denoted the Company's professional services business offering industrial automation, detailed engineering, and commissioning services to process industry customers in Western Canada.
2    See Note 15 for the impact of the deconsolidation of a subsidiary.

NOTE 9 - LOANS AND BORROWINGS

The carrying value of loans and borrowings by entities controlled by the Company are as follows. Note 18(b) includes the reconciliation of cash flows associated with borrowing activities.

	September 30, 2022	December 31, 2021
Term loan (a)	$6,307,392	$9,275,683
Promissory notes (b)	20,516,576	—
Nations Interbanc facility [1,3]	—	2,639,143
Debenture payable to Industry Canada	—	26,412
Loan payable to related party [2]	—	335,860
Oracle financing [3]	—	826,418
Other loans and financing	58,374	112,085
Total	$26,882,342	$13,215,601

Current	6,325,780	12,447,939
Non-current	$20,556,562	$767,662
Total	$26,882,342	$13,215,601
1     Nations advanced $6,095,160 under the factor and security agreement and was repaid $6,941,465 in the current period (nine months ended September 30, 2021 - $6,546,561 advances and $6,371,429 repayments).
2     Loan which originally matured in January 2023 was repaid in full in August 2022.
3     Derecognized as a result of the deconsolidation of of a subsidiary (Note 15).

10 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 9 - LOANS AND BORROWINGS (continued)

Loan repayment terms vary depending on the nature of the debt. Total interest expense associated with loans and borrowings recognized in net loss was $786,061 and $1,917,618 for the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - $247,525 and $781,033) (Note 17(a)). All of the Company’s loans have fixed interest rates, with the exception of its credit facility (Note 10).

a)    Term Loan
In May 2022, the Company and Fiera Private Debt Fund VI LP (“Fiera”) executed an Accommodation Agreement (the “Accommodation Agreement”) and the Company paid a total of $2,044,086 representing a portion of the outstanding principal amount under the term loan and a prepayment penalty and accommodation fee. The parties agreed that the remainder of the principal and interest due under the term loan would be paid on or before October 31, 2022 (the “Repayment Date”) and not the original maturity date of August 7, 2026. The term loan was amended to increase the interest rate charged from 6.85% to 9.5% per annum. The Company would have been required to repay the loan before the Repayment Date if the Company was in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement, whereby Fiera’s security against certain assets of the Company is subordinate to the security granted to Carbon Royalty Corp. (Note 9(b)).

Blended payments of principal and interest of $3,573,294, inclusive of the lump sum principal repayment, were paid for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $1,757,277). A modification loss associated with the change in terms of $161,698 is included in Finance costs in the consolidated statement of loss for the nine months ended September 30, 2022 with an offsetting increase in the carrying value of the term loan. Transaction costs were incurred and netted against the value of the term loan. See Note 19(a) for events subsequent to September 30, 2022 related to the term loan.

The term loan was classified as current at December 31, 2021 as the Company did not meet certain minimum covenants set forth in the November 2021 amendment to the term loan, and therefore the term loan was due on demand. There are no financial covenants under the Accommodation Agreement and the Company is no longer required to maintain the previous financial covenants.
b)    Financing of Electric Vehicle Development Projects
In conjunction with the Company’s agreements to provide AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in certain U.S. States (the “EV Dealership Projects”), on March 28, 2022, a subsidiary of the Company executed a promissory note in the aggregate principal amount of US$15,000,000 (the “Note”) with Carbon Royalty Corp. (“Carbon”). EV Dealership Projects are the design, installation and operation of integrated power systems consisting of solar, batteries and EV charging power stations for auto dealerships.

The initial principal amount under the Note of US$5,000,000 was funded on April 1, 2022 and an additional US$10,000,000 was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, certain income-based payments, including tax incentives, are required to be made from the borrower to the lender based on income resulting from the EV dealership projects over their 20-year term. The Loans may not be prepaid unless authorized by the lender. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications.

On May 5, 2022, the Company, Carbon and Fiera executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security granted to Carbon commencing on the date of the agreement. The security granted to Carbon includes, to the extent related to the EV Dealership Projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits.

11 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 10 – BANK INDEBTEDNESS

	September 30, 2022	December 31, 2021
ATB Financial revolving operating facility	$3,393,082	$3,460,109

ATB Financial Facility
The Company’s secured revolving operating facility (“ATB Facility”) with ATB Financial (“ATB”) is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due at the end of each month. During the nine months ended September 30, 2022, additional draws of $1,077,338 and principal repayments of $1,144,364 were made in accordance with the agreement.

The ATB Facility is subject to certain reporting and financial covenants. The Company was not in compliance with these covenants at September 30, 2022.

NOTE 11 – CONVERTIBLE DEBENTURES

2019 Convertible debentures

	September 30, 2022	December 31, 2021
Opening balance	$22,380,649	$19,767,472
Interest paid	(1,172,875)	(2,345,750)
Accreted interest at effective interest rate	2,445,205	4,958,927
Accrued interest	604,465	—
Carrying amount of liability component	$24,257,444	$22,380,649
Less: interest payable	(799,944)	(195,479)
Total - current	$23,457,500	$22,185,170

The Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 in July 2019. The 2019 Debentures bear interest at a rate of 10% per annum, paid quarterly, and matured on June 30, 2022, at which time the principal amount of $23,457,500 and any unpaid interest was repayable in cash because the conversion option was not exercised by the holders as of that date. As at September 30, 2022 the principal amount remains outstanding. The Company continues to accrue interest on the outstanding principal and interest payable.

NOTE 12 - WARRANT LIABILITIES

	September 30, 2022	December 31, 2021
Derivative warrant liabilities - 2021 Debentures (a)	$13,363	$1,868,541
Derivative warrant liabilities - USD equity financing (b)	827,155	6,106,596
Warrant liability related to business acquisition (c)	—	709,835
Other warrant liability (c)	—	195,066
Total, all current	$840,518	$8,880,038
Derivative warrant liabilities
The Company issued warrants in conjunction with debt and equity transactions. Certain of these warrants are classified as derivatives which are recognized as financial liabilities. At the issuance date and each reporting date until warrants are exercised, the fair value of the liability is remeasured, with changes in the fair value recorded as gains or losses in the consolidated statements of loss and comprehensive loss. There were no new derivative warrants issued or warrants exercised in the three and nine months ended September 30, 2022.

12 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 12 - WARRANT LIABILITIES (continued)

a) Warrants associated with 2021 Debentures
The 2,107,787 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and expire August 13, 2024. At September 30, 2022, the warrants were remeasured at a fair value of $13,363, resulting in a $375,889 and $1,884,958 gain on remeasurement for the three and nine months ended September 30, 2022. The fair value of derivative warrants at September 30, 2022 of $0.01 per warrant was calculated using the Black-Scholes option pricing model (“Black-Scholes model”) with the following inputs and assumptions: share price of $2.19, Canadian dollar equivalent exercise price of $9.41, risk-free rate of 4.20%, expected life of 1.9 years, expected volatility of 43%, and no expected dividends. These warrants are classified as a Level 3 fair value measurement.
b) Warrants associated with USD equity financing
The 2,415,000 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$4.75 and expire November 29, 2026. On February 15, 2022, these warrants commenced trading on the NASDAQ, under the symbol MCLDW, and as a result, these warrants are classified as a Level 1 fair value measurement (previously Level 3) at September 30, 2022 (Note 16(b)). At September 30, 2022, the warrants were remeasured at a fair value of $827,155, resulting in a $1,984,046 and $5,474,057 gain on remeasurement for the three and nine months ended September 30, 2022. The fair value of derivative warrants at September 30, 2022 of $0.34 (US$0.25) per warrant was based on the closing price of the warrants.
c) Other warrant liabilities
Warrant liability related to business acquisition - During 2019, the Company assumed a warrant liability whereby the holder of the warrant has the option to convert the warrant into shares of Agnity, not the Company, by April 15, 2022, or receive a cash payment of US$552,250 at any time before the expiry of the warrant. The liability was measured at the Canadian dollar equivalent to its cash redemption amount which varies as a function of movements in exchange rates. The warrant holder elected to receive cash repayment. As a result of the deconsolidation of Agnity on July 29, 2022 (see Note 15) , the cash repayment obligation no longer resides with the Company.

Warrant liability related to ATB Financial - At December 31, 2021, the Company had an obligation to issue warrants to ATB. The fair value of the warrants was measured at the date the services were received in the amount of $195,066. On January 17, 2022, the Company issued 183,486 share purchase warrants to ATB which gives them the ability to purchase an equivalent number of common shares of the Company at an exercise price of $5.45 per share, maturing one year from date of issuance (Note 13(b)).

NOTE 13 - SHARE CAPITAL

a)    Common shares
The Company has an unlimited number of authorized voting common shares with no par value. During the nine months ended September 30, 2022, the Company issued 22,696 common shares on exercise of Restricted Share Units (Note 14(b)).
Common shares in escrow
At September 30, 2022, the Company has 441,913 (December 31, 2021 - 681,024) common shares subject to escrow conditions resulting from business combinations and asset acquisitions in prior years.

13 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 13 - SHARE CAPITAL (continued)

b)    Warrants
The Company’s warrants outstanding as at September 30, 2022 are as follows and include both warrants classified as equity-settled and warrants classified as financial liabilities (Note 12):

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	8,481,929	$8.83
Issued	183,486	5.45
Expired	(544,707)	14.28
Balance, September 30, 2022	8,120,708	$8.39

On January 17, 2022, the Company issued warrants to ATB to purchase an equivalent number of common shares of the Company and the warrant liability of $195,066 described in Note 12(c) was derecognized with an offsetting credit to contributed surplus for the value assigned to the warrants.

The weighted average remaining contractual life of outstanding warrants was 2.5 years at September 30, 2022 (December 31, 2021 - 3.1 years).

NOTE 14 – SHARE BASED PAYMENT ARRANGEMENTS

The Company recorded share-based compensation as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Stock options (a)	$58,876	$140,090	$379,464	$387,880
Restricted share units (b)	426,156	308,178	550,029	796,307
Total	$485,032	$448,268	$929,493	$1,184,187

a)Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2021	866,789	$8.81	7.5
Granted	347,049	4.05	9.8
Forfeited	(256,934)	7.59	8.7
Expired	(91,689)	10.46	2.6
Cancelled	(6,480)	7.45	8.7
Outstanding, September 30, 2022	858,735	$7.03	6.3

At September 30, 2022, 218,803 stock options were exercisable at a weighted average exercise price of $10.96. Exercise prices of stock options range from $2.89 to $18.02 per option. As at September 30, 2022, unrecognized share-based compensation expense related to non-vested stock options granted is $1,096,732 (December 31, 2021 - $1,824,812).

14 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 14 – SHARE BASED PAYMENT ARRANGEMENTS (continued)

a)Stock Options (continued)
The weighted average fair value of stock options granted during the nine months ended September 30, 2022 of $855,826, or $2.47 per option, was calculated at the date of grant using the Black-Scholes model with the following weighted average assumptions and inputs: grant date share price of $4.01, exercise price of $4.05, risk-free rate of 2.43%, expected life of 6.5 years, expected volatility of 75%, forfeiture rate of 10%, and no expected dividends. Expected volatility is estimated taking into account historical share price volatility.
b)    Restricted Share Units (“RSUs”)
The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company. A continuity of RSUs is as follows:

Number of RSUs
Outstanding, December 31, 2021	208,674
Granted	361,768
Exercised	(22,696)
Forfeited	(58,763)
Cancelled	(13,801)
Outstanding, September 30, 2022	475,182
Exercisable at September 30, 2022	151,556

During the nine months ended September 30, 2022, 22,696 common shares were issued on the exercise of 22,696 RSUs at a weighted average share price at exercise of $7.75. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSUs granted in nine months ended September 30, 2022 was $1,401,156. As at September 30, 2022, unrecognized share-based compensation expense related to non-vested RSUs granted was $928,048 (December 31, 2021 - $277,686).

NOTE 15 – DECONSOLIDATION OF SUBSIDIARY

In April 2019, the Company executed a royalty agreement, as amended (the “Amended Royalty Agreement”), with Agnity. The Amended Royalty Agreement gave the Company the right to nominate a majority of the members of the Operations Committee of Agnity, which thereby gave it the right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. As a result, Company determined that it had obtained control over Agnity and its subsidiaries via a business combination and the non-controlling interest (“NCI”) was measured at 100% of the acquired net identifiable assets of Agnity at the date of acquisition.

On July 29, 2022, the Company signed a Technology Continuation Agreement with Agnity (the “Technology Continuation Agreement”), which replaced the Amended Royalty Agreement. Concurrent with the signing of the Technology Continuation Agreement, a third party acquired all of the outstanding shares in Agnity from its shareholder.

Prior to the Technology Continuation Agreement being signed, the Company held a royalty receivable from Agnity under the Amended Royalty Agreement, which was measured at fair value through profit or loss (“FVTPL”) and had a carrying value of $3,882,688 (US$3,024,937). Under the terms of the Amended Royalty Agreement, the change in control of Agnity triggered a termination payment due to the Company and an obligation for Agnity to repay the Company’s royalty receivable. As a result, the Company recorded an increase to the fair value of the royalty receivable, resulting in a gain of $3,394,455 (US$2,644,563) which has been recorded in Other income in the three months ended September 30, 2022.

Under the terms of the Technology Continuation Agreement, the Company received a payment of US$5,953,766 on July 29, 2022, which included amounts to settle the royalty receivable and other payable and receivables balances with Agnity.

15 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 15 – DECONSOLIDATION OF SUBSIDIARY (continued)

As a result of these events, the Operations Committee of Agnity was dissolved, meaning the Company no longer had the right to nominate any of the members of the Operations Committee and therefore no longer had control of Agnity. Accordingly, the Company ceased consolidating the results of Agnity as of July 29, 2022, resulting in a loss of $210,488, which has been recorded to Other income in the three months ended September 30, 2022.

The impact of deconsolidating Agnity had the following effect on the consolidated statement of financial position:

July 29, 2022

Cash and cash equivalents	$(37,642)
Trade and other receivables	(3,716,258)
Prepaid expenses and deposits - current	(240,511)
Prepaid expenses and deposits - non-current	(236,637)
Property and equipment	(263,139)
Intangible assets	(3,547,954)
Trade payables and accrued liabilities	5,193,353
Deferred revenue	2,474,113
Due to related party	188,836
Loans and borrowings - current	2,605,503
Loans and borrowings - non-current	197,812
Deferred income tax liabilities	(2,993)
Net assets	$2,614,483
Less: Non-controlling interest	(2,824,971)
Loss on disposal of Agnity	$(210,488)

The following table summarizes the information relating to Agnity prior to the loss of control on July 29, 2022, before any intercompany eliminations.

For the period from January 1, 2022 to July 29, 2022

Revenue	$1,850,588

Loss allocated to NCI	$(5,242,577)
Other comprehensive income allocated to NCI	92,013
Total comprehensive loss attributable to NCI	$(5,150,564)

Cash flows provided by operating activities	$591,772
Cash flows used in investing activities	(8,871)
Cash flows used in financing activities	(693,704)
Foreign exchange impact on cash held in USD	5,056
Net decrease in cash and cash equivalents	$(105,747)

16 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a)    Classification and measurement of financial assets and liabilities by category
The following represents the carrying values of the financial assets and liabilities of the Company and the associated measurement basis for each balance.

Financial assets	Measurement basis	September 30, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$1,712,978	$4,588,057
Trade and other receivables [1]	Amortized cost	2,616,112	14,329,781
Long-term receivables	Amortized cost	207,502	740,431
		$4,536,592	$19,658,269

Financial liabilities
Bank indebtedness	Amortized cost	$3,393,082	$3,460,109
Trade payables and accrued liabilities [1]	Amortized cost	12,206,675	12,003,979
Loans and borrowings	Amortized cost	26,882,342	13,215,601
Lease liabilities	Amortized cost	7,483,564	1,045,472
2019 Debentures - host liability	Amortized cost	23,457,500	22,185,170
2021 Debentures - host liability	Amortized cost	83,255	69,034
2021 Debentures embedded derivative	FVTPL	6,060	41,506
Warrant liability - business acquisition	FVTPL	—	709,835
Warrant liabilities - derivatives (Note 12)	FVTPL	840,518	7,975,137
Business acquisition payable	FVTPL	1,093,021	1,398,972
		$75,446,017	$62,104,815
1     Excludes amounts for indirect taxes, income taxes and contract assets, where applicable.

Financial instruments not measured at fair value
The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant change in credit and market interest rates since origination date.
b)    Measurement of fair value
The fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities. At September 30, 2022 and December 31, 2021, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis subsequent to initial recognition.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the nine months ended September 30, 2022, the warrant liabilities associated with the USD equity financing were transferred from Level 3 to Level 1 as these warrants are now measured by reference to the closing price of the traded warrants (Note 12(b)). There were no other transfers between any of the levels during the nine months ended September 30, 2022.
Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities
The measurement of Level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. There were no changes in the valuation methodologies from those at December 31, 2021.

17 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)    Measurement of fair value (continued)
Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities
There were no changes in the valuation methodologies for Level 3 financial liabilities from those at December 31, 2021, except from the transfer from Level 3 to Level 1 described above. The Black-Scholes model remains in use for the warrants issued on conversion of the 2021 Debentures and is based on the quoted price of the Company’s common stock in an active market, expected volatility, expected life and risk-free rate.
c)     Financial instruments risk
There were no significant changes in the Company’s exposure to those risks during the nine months ended September 30, 2022, except for the additional commitments as noted below which impacts liquidity risk and a change to foreign currency risk.
Contractual Obligations and Commitments
During the nine months ended September 30, 2022, the most significant changes in contractual obligations were: (a) the addition of new premise leases with lease obligations for base rent of approximately $10,200,000 and variable lease payments of approximately $8,600,000, the majority of which were previously included as commitments; (b) new financing of US$15,000,000 (Note 9(b)) which is classified as non-current at September 30, 2022; and (c) increase in trade payables and accrued liabilities. Contractual obligations at December 31, 2021, have been reduced by normal course payments made during the nine months ended September 30, 2022.
Foreign currency risk
At September 30, 2022, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $1,140,771 and $32,968,204, respectively (December 31, 2021 - $14,554,193 and $11,685,160) with the majority of the change associated with the Carbon promissory note denominated in USD. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between the C$ and USD would impact the net loss for the period by approximately $1,591,372 (December 31, 2021 - $143,452).

NOTE 17 - OTHER INCOME / EXPENSE

a) Finance Costs

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest on loans and borrowings	$786,061	$247,525	$1,917,618	$781,033
Interest on convertible debentures	609,756	1,320,886	3,064,106	4,426,119
Interest on lease liabilities	108,031	70,899	309,448	225,753
Transaction costs expensed	115,856	76,324	364,501	530,898
Other finance costs (income)	(18,566)	(3,199)	34,095	(68,855)
Total finance costs	$1,601,138	$1,712,435	$5,689,768	$5,894,948

18 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 17 - OTHER INCOME / EXPENSE (continued)

b) Fair value (gain) loss on derivatives

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gain on warrant liability remeasurement [1]	$(2,359,935)	$(280,177)	$(7,359,015)	$(280,177)
Gain on embedded derivatives [2]	(4,122)	372,115	(36,641)	(791,944)
Loss on substantial modification and conversion	—	8,571,881	—	8,571,881
Deferred charge loss [2]	—	—	—	1,615,102
Total fair value (gain) loss on derivatives	$(2,364,057)	$8,663,819	$(7,395,656)	$9,114,862
1 Unrealized change in fair value (Note 12).
2 Associated with the 2021 Debentures. Transactions detailed in the 2021 Annual Financial Statements.

c) Other income

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Government assistance [1]	$—	$(1,612,053)	$(637,942)	$(3,729,796)
Government loan forgiveness	—	(787,699)	—	(1,086,781)
Derecognition of contingent consideration	(368,806)	(1,973)	(368,806)	(574,235)
Fair value adjustment to royalty receivable[2]	(3,394,455)	—	(3,394,455)	—
Loss on deconsolidation of subsidiary [2]	210,488	—	210,488	—
Other	(117,537)	(4,809)	(141,887)	(81,030)
Total other income	$(3,670,310)	$(2,406,534)	$(4,332,602)	$(5,471,842)
1    Majority of government assistance are grants from the Canadian Government for wage and rental subsidies.
2    See Note 15.

NOTE 18 – SUPPLEMENTAL CASH FLOW INFORMATION

a)     Changes in non-cash working capital

	Nine months ended September 30,
	2022	2021
Trade and other receivables decrease (increase)	$3,776,478	$(3,424,370)
Long-term receivables decrease	533,888	1,910,730
Prepaid expenses and other assets (increase)	(78,345)	(528,557)
Trade payables and accrued liabilities increase (decrease)	2,423,149	(438,927)
Deferred revenue increase	1,590,644	132,553
Increase (decrease) in working capital	$8,245,814	$(2,348,571)

19 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 18 – SUPPLEMENTAL CASH FLOW INFORMATION (continued)

b) Changes in liabilities arising from financing activities

	Nine months ended September 30,
	2022	2021
Balance of loans, borrowings and PPP loans, beginning of period	$13,215,601	$14,102,718
New advances	25,261,685	7,964,784
Repayments of principal	(10,446,351)	(7,765,764)
Repayments of interest	(1,732,966)	(665,097)
Liability related items
Forgiveness of PPP Loans [1]	—	(965,871)
Finance fees paid	(300,707)	—
Non-cash related items
Accretion of interest and debt issuance costs	1,598,734	663,880
Loss on debt modification	161,698	—
Benefit from below market interest rate	—	(117,482)
Deconsolidation of subsidiary [2]	(2,803,315)	—
Foreign exchange and other	1,927,963	100,213
Balance of loans, borrowings and PPP loans, end of period	$26,882,342	$13,317,381
1    Paycheck Protection Plan (“PPP”) loans as described in the 2021 Annual Financial Statements.
2    See Note 15.
c) Non-cash investing and financing activities

	Nine months ended September 30,
	2022	2021
Non-cash accretion of interest included in finance costs [1]	$1,278,671	$2,289,481
Addition of right-of-use assets [2]	6,874,258	—
Addition to lease liabilities [2]	6,758,036	—
Non-cash broker warrants compensation	—	294,894
1     Associated mainly with convertible debentures.
2     Associated mainly with Calgary lease described in Note 6 and one other new lease in the nine months ended September 30, 2022.

NOTE 19 – EVENTS AFTER THE REPORTING PERIOD

a) Loans and Borrowings - Change to Term Loan
On October 13, 2022, the Company and Fiera executed an amendment to the Accommodation Agreement dated May 5, 2022 (the “Amendment”).

Under the Amendment, the parties agreed to extend the deadline of the repayment of the remainder of the principal and interest due under the Accommodation Agreement from October 31, 2022 to November 15, 2022 in addition to the payment of an accommodation fee by the Company to Fiera. The Accommodation Agreement was also amended to increase the interest rate charged from 9.5% to 11.5% effective October 15, 2022. The Company paid a total of $15,800 in accommodation fees on October 18, 2022.

On November 14, 2022, the parties agreed to an additional extension to the repayment of all outstanding accrued interest to November 18, 2022 and to the repayment of all outstanding principal to November 30, 2022, in addition to the payment of an accommodation fee of $15,800.

20 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 19 – EVENTS AFTER THE REPORTING PERIOD (continued)

b) Issuance of Unsecured Notes
On October 31, 2022, the Company entered into an arrangement to receive an unsecured non-convertible loan from a group of arm’s length strategic investors (the “Lenders”), pursuant to which mCloud will borrow approximately $1,350,000 (US$1,000,000) (the “Unsecured Loan”). The Unsecured Loan will mature on June 30, 2023, and bear interest at 15% per annum. As of November 14, 2022, the Company has received $675,000 (US$500,000) in gross proceeds.
c) Cloud Service Purchase Agreement
On October 17, 2022, the Company entered into an agreement to purchase cloud services over 36 months, with a minimum commitment of US$250,000 in the first twelve months, US$750,000 in the second twelve months, and US$14,000,000 in the third twelve months.

21 | Notes to the Condensed Consolidated Interim Financial Statements

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com